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                                                      EXHIBIT 1
                                                   NEWS RELEASE



       AK Steel and Hylsamex Units Sign Letters of Intent
                      for Commercial Agreement



MIDDLETOWN, OH, October 12, 1998 -- AK Steel (NYSE: AKS) and two divisions of Mexican steel producer Hylsamex (OTC: HLETY) have signed letters of intent that would assist AK Steel in supplying, marketing and distributing its products in Mexico. The agreements also enable the two premier flat-rolled producers to jointly market their respective products to their mutual customer base.

   In addition, the agreements would provide hot-rolled, cold-rolled and coated AK Steel products to Hylsamex for further processing and sale to Hylsamex's customers outside the United States, principally located in Mexico, Central America and South America.

   The agreements between AK Steel and Hylsa S.A. de C.V.'s Flat Products Division and its Galvak galvanized and prepainted division, are subject to the signing of definitive agreements.
The letters of intent were signed by Richard M. Wardrop, Jr., chairman and chief executive officer of AK Steel, Mr. Felipe Garza Medina, president of Hylsa's flat products division and Mr. Luis Garza T., president of Galvak in a ceremony in Middletown on October 7, 1998.

   "Hylsamex is one of the foremost flat-rolled manufacturers in North America," said Mr. Wardrop. "This agreement will allow AK Steel to serve its rapidly expanding automotive and appliance customer base in Mexico utilizing Hylsa's superb processing, distribution and marketing expertise. At the same time, Hylsa will benefit from the supply of AK Steel's products which are currently beyond its manufacturing capabilities, allowing Hylsa to better serve its customers outside the United States."


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   "This strategic alliance is a prime example of the business opportunities that have been able to see fruition owing to the economic and business integration of Mexico and the United States," said Luis Garza T., president of Galvak. "Our customers have expanded their scope and demand a wider range of steel products, which we - thanks to this alliance with AK Steel - will be able to supply."

   On this issue, Felipe Garza Medina, Hylsa flat products division's president, states: "In a way, the U.S. and Mexican markets are merging into one, for our customers no longer distinguish geographical boundaries. What they're demanding are high quality products at competitive prices, as well as first class services and technical support."

   Hylsamex is Mexico's most modern steelmaker, and is a unit of Alfa Group (Grupo Alfa), a diverse industrial concern. In 1997, Hylsa's Flat Products Division, based near Monterrey, shipped approximately 1.6 million tons of finished products, and was recognized with QS-9000 certification, the first Latin American steel company to receive the prestigious accreditation.

   Hylsamex's Galvak division in Monterrey produces galvanized, galvannealed and pre-painted flat-rolled products for use in automotive, appliance, construction and manufacturing markets.


   AK Steel produces carbon and stainless flat-rolled steel products for automotive, appliance, manufacturing and other markets. The company received ISO 9002 certification and QS 9000 registration in 1996. The company employs 5,800 in plants and offices in Middletown, Ohio, Ashland, Kentucky and Rockport, Indiana.

   Web site addresses: www.aksteel.com and www.hylsamex.com.mx/



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